October 2, 2024

Enrique Klix
Chief Executive Officers
Integral Acquisition Corp 1
11330 Avenue of the Americas
23rd Floor
New York, NY 10019

       Re: Integral Acquisition Corp 1
           Preliminary Proxy Statement on Schedule 14A
           Filed September 20, 2024
           File No. 001-41006
Dear Enrique Klix:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:   Jonathan Deblinger, Esq.